June 6, 2011

Via Edgar and Federal Express

Jeff Jaramillo
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          NVIDIA Corporation
Form 10-K for the fiscal year ended January 30, 2011
File Number 000-23985

Dear Mr. Jaramillo:

On behalf of NVIDIA Corporation (the “Company”) we are submitting for filing this letter in response to a comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated May 27, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

The paragraph below corresponds to the comment in the Comment Letter, which for the Staff’s convenience has been included in this response letter.

Form 10-K for the fiscal year ended January 30, 2011

Liquidity, page 48

1.
We note your disclosure on page 87 that as of January 30, 2011, United States federal and state income taxes have not been provided on approximately $904.3 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be indefinitely reinvested.  To the extent such amounts could be considered material to an understanding of  your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by our foreign subsidiaries that would not be available for use in the United States.  Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility.  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

       The Company respectfully acknowledges the Staff comment.  The Company notes that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.”

        In response to the Staff’s comment, the Company has disclosed under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Liquidity and Capital Resources”  in its Quarterly Report on Form 10-Q for the period ended May 1, 2011, filed with the Commission on May 27, 2011, the following:

  “Our cash balances are held in numerous locations throughout the world, including substantial amounts held outside of the United States. As of May 1, 2011, we had cash, cash equivalents and marketable securities of $773.2 million held within the United States and $1.95 billion held outside of the United States.  Most of the amounts held outside the United States may be repatriated to the United States but, under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits.  Further, repatriation of some foreign balances may be restricted by local laws. As of January 30, 2011, we have not provided for U.S. federal and state income taxes on approximately $904.3 million of undistributed earnings of non-United States subsidiaries, as such earnings are considered indefinitely reinvested outside the United States.  Although we have no current need to do so, if we repatriate foreign earnings for cash requirements in the United States, we would incur U.S. federal and state income tax, less applicable foreign tax credits, and reduced by the current amount of our U.S. federal and state net operating loss and tax credit carryforwards.  Further, in addition to the $773.2 million of cash, cash equivalents and marketable securities held within the United States and available to fund our U.S. operations and any other U.S. cash needs, we have access to external sources of financing if cash is needed in the United States other than by repatriation of foreign earnings where U.S. income tax may otherwise be due.  Accordingly, we do not reasonably expect any material effect on our business, as a whole, or to our financial flexibility with respect to our current cash balances held outside of the United States.”

The Company further advises the Staff that it will undertake to provide substantially similar disclosure as of the end of its fiscal year in future Annual Reports on Form 10-K.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 486-2000 regarding any questions or comments on this matter.

Sincerely,

/s/ Karen Burns
Karen Burns
Interim Chief Financial Officer

cc:           Jen-Hsun Huang
Timothy D. Carey (PricewaterhouseCoopers LLP)
                 Eric C. Jensen (Cooley LLP)